EXHIBIT 12.1

Corporate Office Properties, L.P. and Subsidiaries

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

Six Months Ended
Earnings:	June 30, 2013
Income from continuing operations before equity in income of
unconsolidated entities and income taxes	8,929
Gain on sales of real estate, excluding
discontinued operations	2,683
Fixed charges (from below)	50,600
Amortization of capitalized interest	1,032
Distributed income of equity investees	257
Subtract:
Capitalized interest (from below)	(4,528)
Total earnings	$58,973

Fixed charges:
Interest expense on continuing operations	$45,609
Interest expense on discontinued operations	131
Capitalized interest (internal and external)	4,528
Amortization of debt issuance costs-capitalized	129
Interest included in rental expense	203
Total fixed charges	$50,600

Ratio of earnings to fixed charges	1.17